FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of     March    , 2003

Commission File Number

Western Copper Holdings Limited
(Translation of registrant’s name into English)

  1550-1185 West Georgia Street, Vancouver, B.C. V6E 4E6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X....    Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....    No .....

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Copper Holdings Limited
(Registrant)

By:	/s/ Robert Gayton
Robert Gayton Vice-President, Finance

Date   March 1, 2003

1550-1185 W. Georgia Street Vancouver, B.C. V6E 4E6	Tel: (604) 684 9497 Fax: (604) 688 4670 e-mail: info@westerncopper.com

Letter to Shareholders	February 28, 2003

The Penasquito project continued to be the focus of Western’s exploration activities. During the quarter:

•	Results of drilling indicate an extension of the Chile Colorado zone.

•	Results of drilling indicate the Chile Colorado is only part of the a much larger mineralized system covering the area around the Azul and Outcrop diatreme breccia.

Subsequent to the end of the first quarter the following drilling results at Penasquito were announced:

•	The Chile Colorado zone is further extended and similar mineralization is discovered on the northeastern margin of the Azul breccia.

•	A zone of high-grade massive sulfide mineralization was intersected southeast of the Chile Colorado zone.

•	A zone of oxide gold-silver mineralization is indicated along the southern contact of the Azul breccia.

Subsequent to the quarter end the American Stock Exchange notified Western that it would start trading on AMEX in early February 2003. Actual trading began on February 5, 2003 under the trading symbol WTZ.

Liquidity and Capital Resources
Three months ended December 31, 2002

Western’s working capital in December 31, 2002 is $1,562,300. During the quarter, Western received gross proceeds of $941,309 from the exercise of 599,667 share purchase warrants at exercise prices ranging from $0.80 to $2.00 per share. Western also received gross proceeds of $425,000 from the exercise of 217,500 share purchase stock options at exercise prices ranging from $1.00 to $2.00 per share.

Subsequent to the first quarter ended December 31, 2002, the company received $486,606 from the exercise of 515,662 share purchase warrants at exercise prices ranging from $0.65 to $2.00 per share and also received $786,000 from the exercise of 426,000 share purchase stock options at exercise prices ranging from $1.00 to $2.00 per share.

Proceeds from the financing will be used primarily for exploration and working capital. As at February 28, 2003 Western has a $4.8 million cash balance.

Major Expenditures — Three months ended December 31, 2002

Western continues to focus on its Mexican properties, and in particular, the Penasquito Project. During the quarter, Western completed a 20,450 meter drill program and reported assays in January 2003. The Chile Colorado zone continues to grow and some new areas of interest have been identified. A total of $956,029 was spent at Penasquito during the quarter and a total of $89,192 was spent on Western’s other Mexican properties.

During the quarter Western announced a joint venture with Anglo American on the Almoloya property. Previously Western had announced exploration agreements with Apex Silver covering the San Jeronimo and El Pirul properties. Each of these properties is being prepared for exploration later in the year.

Results of Operations

For the three months ended December 31, 2002, Western incurred a loss of $253,864, an increase of $107,690 from the comparative period loss of $146,174. This increase is mainly attributable to administrative expenses. Administrative expenses for the first three months ended December 31, 2002 are $263,426, an increase of $116,650 from the comparative period administrative expenses of $146,776. Within the increase, office and administration expenses were up by $15,426 due to an increase in costs such as printing, telephone and courier; consulting expenses were up $10,181, mainly due to an increased use of financial consulting services in the current period; promotion and travel expenses were up $41,032 due to participation in conferences and trade-shows, which were not attended in the comparable quarter, and due to the cost of preparing and distributing new materials to investors; and filing and transfer fees increased by $20,945 and accounting and legal fees increased by $28,482 due to higher costs associated with the recently completed financings and working towards the successful listing of Western’s shares on the American Stock Exchange.

More detailed information on Western Copper Holdings Limited and its properties can be obtained from our website at www.westerncopper.com or by contacting Dale Corman or Robert Gayton at 604-684-9497.

Sincerely,

F. Dale Corman
Chairman and Chief Executive Officer

Western Copper Holdings Limited
(an exploration stage company)

Consolidated Financial Statements
December 31, 2002
(Unaudited)

Western Copper Holdings Limited
(an exploration stage company)
Consolidated Balance Sheets
As at December 31, 2002 and September 30, 2002

	December 31,	September 30,
	2002	2002
	$	$

	(unaudited)
Assets
Current assets
Cash and cash equivalents	4,034,119	4,119,804
Restricted cash and marketable securities	356,671	348,821
Accounts receivable and prepaid expense	214,501	50,660

	4,605,291	4,519,285
Long-term investment (note 3)	267,092	267,092
Property, plant and equipment — net of accumulated depreciation of $43,208 (2002 — $43,073)	2,244	2,380
Mineral properties (note 4)	35,030,930	33,985,709

	39,905,557	38,774,466

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,686,320	2,675,524
Deferred exploration commitments	356,671	348,821

	3,042,991	3,024,345

Shareholders’ Equity
Capital stock (note 5)	52,826,886	51,460,577
Deficit	(15,964,320)	(15,710,456)

	36,862,566	35,750,121

	39,905,557	38,774,466

Nature of operations (note 1)

Approved by the Board of Directors

“F. Dale Corman” Director	“Thomas C. Patton” Director

Western Copper Holdings Limited
(an exploration stage company)
Consolidated Statements of Loss and Deficit
For the three months ended December 31, 2002 and 2001

	2002	2001
	$	$

	(unaudited)	(unaudited)
General exploration expenditures	1,883	—

Administrative expenses
Accounting and legal	44,072	15,590
Consulting	79,149	68,968
Depreciation	136	2,138
Filing and transfer fees	24,232	3,287
Foreign exchange	5,015	3,274
Miscellaneous	2,536	1,691
Office and administration	51,493	36,067
Promotion and travel	56,793	15,761

	263,426	146,776

	265,309	146,776

Other income (expenses)
Gain on sale of marketable securities	—	400
Interest income	11,445	202

	11,445	602

Loss for the period	(253,864)	(146,174)
Deficit — Beginning of period	(15,710,456)	(15,200,096)

Deficit — End of period	(15,964,320)	(15,346,270)

Basic and diluted loss per share	(0.01)	(0.01)

Weighted average number of common shares outstanding	31,224,389	24,143,045

Western Copper Holdings Limited
(an exploration stage company)
Consolidated Statements of Cash Flows
For the three months ended December 31, 2002 and 2001

	2002	2001
	$	$

	(unaudited)	(unaudited)
Cash flows from operating activities
Loss for the period	(253,864)	(146,174)
Items not affecting cash
Depreciation	136	2,138
Gain on sale of marketable securities	—	(400)

	(253,728)	(144,436)

Change in non-cash working capital items
Accounts receivable and prepaid expense	(163,841)	(7,170)
Accounts payable and accrued liabilities	10,796	95,716

	(153,045)	102,886

	(406,773)	(41,550)

Cash flows from financing activities
Shares issued for cash — net of issue costs	1,366,309	224,788

	1,366,309	224,788

Cash flows from investing activities
Long-term investment	—	16,400
Exploration commitments	7,850	—
Restricted cash and securities	(7,850)	—
Mineral properties	(1,045,221)	(220,871)

	(1,045,221)	(204,471)

Decrease in cash and cash equivalents	(85,685)	(21,233)
Cash and cash equivalents — Beginning of period	4,119,804	37,436

Cash and cash equivalents — End of period	4,034,119	16,203

Western Copper Holdings Limited
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2002 and September 30, 2002

1	Nature of operations

Western Copper Holdings Limited (the company) is incorporated under the British Columbia Company Act and is engaged, directly and through joint ventures and subsidiaries, in exploring and developing mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the company to obtain the necessary financing to continue the development of its mining properties or realizing the carrying amount through a sale.

Management has estimated that the company will have adequate funds from existing working capital, and proceeds from exercise of share options and share purchase warrants to meet its corporate administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing, and while the company has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2	Significant accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of Western Copper Holdings Limited and its wholly owned subsidiaries, as listed below:

Western Copper International Ltd. (BVI)
WCI (Penasquito) Limited (BVI)
Minera Penasquito, S.A. de C.V. (Mexico)
WCI (Nicolas) Limited (BVI)
Minera Faja de Plata, S.A. de C.V. (Mexico)
WCI (Geronimo) Limited (BVI)
WCI Jeronimo Mexico, S.A. de C.V. (Mexico)
Minera Western Copper, S.A. de C.V. (Mexico)
Carmacks Copper Ltd.
Western Copper Holdings Inc. (United States)

The company records its share of the deferred exploration and development costs related to joint venture properties on a proportionate consolidation basis.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

Western Copper Holdings Limited
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2002 and September 30, 2002

Cash and cash equivalents

The company considers cash and cash equivalents to be cash and short-term investments with original maturities of three months or less from the date of acquisition.

Investments

Long-term investments are valued at cost unless there has been an other than temporary impairment in value, in which case they are written down to net realizable value.

Capital Assets

Capital assets are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Mineral properties

The company records its interest in mineral properties at cost. Exploration and development expenditures relating to properties that have economically recoverable reserves or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Option payments are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Western Copper Holdings Limited
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2002 and September 30, 2002

Loss per common share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The exercise of outstanding stock options and warrants would be anti-dilutive.

Effective October 1, 2001, the company adopted the new accounting standard for the calculation of earnings per share which follows the “treasury stock method” in the calculation of diluted earnings per share. This has not impacted the financial statements.

Translation of foreign currency

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year-end conversion rates. Other assets are translated at rates prevailing at acquisition dates. Exchange gains or losses arising on translation are included in results of operations for the year.

Stock-based compensation plan

The company has four stock-based compensation plans as described in note 6. No compensation expense is recognized for these plans when stock options are granted to directors, officers, employees, dependent contractors or consultants. The consideration paid on exercise of stock options or purchase of stock is credited to capital stock. Subsequent to the year ended September 30, 2002, the company prospectively adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3870, “Stock based compensation.”

Income taxes

Effective October 1, 2000, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns. The new method was applied retroactively without any restatement of the 2000 financial statements being required.

Western Copper Holdings Limited
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2002 and September 30, 2002

3	Long-term investment

	December 31, 2002

	Number of shares	Net book value	Market value
		$	$

Quaterra Resources Inc.	1,498,460	267,092	89,908

	September 30, 2002

	Number of shares	Net book value	Market value
		$	$

Quaterra Resources Inc.	1,498,460	267,092	89,908

During the year ended September 30, 1999, the company disposed of its interest in the Nieves property to Quaterra Resources Inc. (Quaterra) for 1,444,460 shares in Quaterra at an agreed value of $0.20 per share, or $288,892. The transaction resulted in a loss on disposal of $41,810 which was included in mineral property costs written off.

The holding of Quaterra shares has been accounted for as a long term investment as management intends to retain the shares as a means of maintaining an interest in the Nieves property and other properties held by Quaterra.

During the year ended September 30, 2001, in anticipation of participating in a Quaterra private placement, the company sold 518,000 shares in Quaterra for $82,380, resulting in a loss on disposal of $21,220. During the year ended September 30, 2002, the company sold an additional 80,000 shares in Quaterra for $16,400, resulting in a gain on disposal of $400.

During the year ended September 30, 2001, the company subscribed for a private placement of 652,000 units in Quaterra at $0.15 per unit for total cost of $97,800. Each unit consists of one common share of Quaterra and one warrant to purchase an additional common share at $0.20 for one year. On November 15, 2001, the company received the 652,000 units subscribed for. The warrants referred to above expired during the year ended September 30, 2002.

During the period ended December 31, 2002, the company subscribed to a private placement of one million units at a price of $0.10 per unit. Each unit consists of one common share and one warrant to purchase an additional common share for two years at $0.10.

The company has officers and directors in common with Quaterra.

Western Copper Holdings Limited
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2002 and September 30, 2002

4	Mineral properties

			Disposition/
		Costs incurred	write-offs		Costs incurred	Total costs to
	Total costs to	during	during	Total costs to	during	December 31,
	September 30, 2001	2002	2002	September 30, 2002	Fiscal 2003	2002
	$	$	$	$	$	$

Mexico
El Salvador
Acquisition	1,775,608	114,064	—	1,889,672	—	1,889,672
Exploration El Salvador	2,424,236	—	—	2,424,236	—	2,424,236
San Nicolas	3,556,152	438,373	—	3,994,525	—	3,994,525
Tamara	1,805,489	43,770	—	1,849,259	—	1,849,259

	9,561,485	596,207	—	10,157,692	—	10,157,692

Faja de Plata
San Jeronimo
Acquisition	561,994	71,801	—	633,795	6,279	640,074
Exploration	989,130	13,441	—	1,002,571	3,605	1,006,176
Penasquito
Acquisition	11,202,506	1,428,260	—	12,630,766	7,855	12,638,621
Exploration	1,441,174	2,145,406	—	3,586,580	948,174	4,534,754
Ramos	2,121,882	150,062	(448,000)	1,823,944	34,901	1,858,845

	16,316,686	3,808,970	—	19,677,656	1,000,814	20,678,470

El Pirul
Acquisition	9,483	1,584	—	11,067	7,109	18,176
Exploration	107,796	10,996	—	118,792	17,444	136,236

	117,279	12,580	—	129,859	24,553	154,412

Naranjo
Acquisition	—	—	—	—	—	—
Exploration	16,621	22	—	16,643	—	16,643

	16,621	22	—	16,643	—	16,643

Almoloya
Acquisition	—	—	—	—	18,237	18,237
Exploration	—	3,859	—	3,859	1,617	5,476

	—	3,859	—	3,859	19,854	23,713

	26,012,071	4,421,638	(448,000)	29,985,709	1,045,221	31,030,930

Canada
Carmacks
Acquisition	4,000,000	—	—	4,000,000	—	4,000,000
Exploration	—	—	—	—	—	—
Deferred gain	—	—	—	—	—	—

	4,000,000	—	—	4,000,000	—	4,000,000

	30,012,071	4,421,638	(448,000)	33,985,709	1,045,221	35,030,930

Western Copper Holdings Limited
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2002 and September 30, 2002

a)	El Salvador, San Nicolas and Tamara

The El Salvador, San Nicolas and Tamara properties are located in the state of Zacatecas, Mexico. The company, through its subsidiary Minera Western Copper, S.A. de C.V. (Minera Western), has agreed with Minera Teck S.A. de C.V. (Minera Teck), to jointly explore and develop the properties pursuant to a July 1, 1997 agreement. Under this agreement, Minera Western held a 45% interest and Minera Teck held a 55% interest, with each company being responsible for its share of the exploration costs.

On May 4, 1999, Minera Western and Minera Teck transferred their respective rights under the July 1, 1997 agreement to Minera Tama, S.A. de C.V. (Minera Tama), a new Mexican corporation, governed by a Shareholders’ Agreement between the two parties dated August 26, 1999, formed to hold title to the Mexican properties.

Provisions of the agreements include the following:

i)	On completion of a positive feasibility study, Minera Teck could elect to acquire an additional 10% interest in the project by committing to arrange all production financing. If Minera Teck does not elect to take that option, each party will be responsible for arranging its respective share of the production program financing.

ii)	On completion of a positive feasibility study, Minera Teck has the option to acquire an additional 10% interest in the project by paying the company the discounted net present value of that 10% interest.

The vendor of one of the concessions (the El Salvador concession) holds a 2% net smelter return royalty for any production from that concession. The El Salvador concession has an area of 80 hectares, while the entire El Salvador joint venture has an area of 22,500 hectares. No part of the San Nicolas ore body is located on the El Salvador concession.

On July 27, 2000, Minera Western and Minera Teck amended the Shareholders’ Agreement. Under the revised agreement, Minera Teck funded Minera Western’s share of the cost needed to complete the feasibility study (estimated at $3.5 million), and spent $1.5 million on Minera Western’s behalf on 2000 exploration expenditures. By electing to have Minera Teck fund the feasibility study and 2000 exploration expenditures, Minera Western allowed Minera Teck to exercise its option set out in note 4(a)(ii) above, earlier than was previously agreed.

At September 30, 2001, Minera Teck held 65% of the shares of Minera Tama and Minera Western held the remaining 35%. Within the El Salvador project, approximately one third of the property, including the San Nicolas deposit area, is held 60% by Minera Tama (participating interest) and 40% by Teck Cominco Limited (Teck Cominco) through its acquisition from Sanluis Corporación, S.A. de C.V. (the Sanluis Interest) in the form of a carried interest. On completion of a positive feasibility study, Teck Cominco has the right to elect to convert the Sanluis Interest to a 15% carried interest or a 25% participating interest. The balance of El Salvador project is held by Minera Tama. Future funding will be on a Minera Teck 65% - Minera Western 35% basis.

Western Copper Holdings Limited
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2002 and September 30, 2002

Minera Teck retains the right, described in note 4(a)(i), to elect to acquire an additional 10% participating interest by arranging 100% of the financing required to put San Nicolas into production. The net result of the elections that may be made by Minera Teck is that Minera Western will retain an interest in San Nicolas ranging from 18.75% to 29.75%.

Under the revised agreement, the interest of Minera Western will be diluted if it fails to fund exploration expenditures on a property. The company currently owes Teck Cominco approximately $2 million, some of these funds having been spent on behalf of the company under circumstances where dilution provisions could be activated. The company expects to settle these accounts prior to September 30, 2003, and may elect to have its interest in one or more projects diluted, although the company does not currently anticipate that its interest in San Nicolas will be reduced.

b)	Faja de Plata

Effective May 5, 1999, Kennecott Exploration Company (Kennecott) and the company have terminated their strategic alliance in the Faja de Plata area of central Mexico. Under the terms of the agreement (the Termination Agreement), Kennecott surrendered its back-in rights on seven properties including Penasquito, Ramos and San Jeronimo, and terminated the requirement for the company to spend US$4.0 million on the properties over the next four years. Kennecott received:

i)	250,000 common shares of the company (issued May 4, 1999)

ii)	repricing of 250,000 share purchase warrants held by Kennecott so that each warrant may be exercised at any time prior to March 12, 2001 at a price of $2.00 per share (expired)

iii)	a payment of US$50,000 due on or before August 1, 1999 (paid).

Kennecott retains an uncapped royalty varying from 1% to 2% on all properties except Ramos.

In an agreement dated March 26, 1999, the company assigned 100% interest in the Nieves concessions, formerly one of the seven Faja de Plata properties, to Quaterra in return for 1,444,460 shares of Quaterra at a deemed price of $0.20 per share and for Quaterra assuming the company’s obligations to underlying concession holders.

San Jeronimo

The company, through its subsidiary WCI Jeronimo Mexico, S.A. de C.V., signed a Definitive Agreement dated August 24, 2000 with Mauricio Hochschild & Cia. Ltda. (Hochschild) to allow Hochschild to carry out geological mapping and geophysical surveys on the San Jeronimo property to evaluate the feasibility of a work plan. Under the terms of the agreement, Hochschild had 90 days to confirm its intention to continue to explore the property, and on November 21, 2000, Hochschild confirmed its intention to continue to explore the San Jeronimo property. Hochschild could earn a 68% interest in San Jeronimo by making exploration expenditures totalling US$1.75 million over the next three years. After Hochschild earned its 68% interest, Minera Western could elect a 32% participating interest or a 20% carried interest

Western Copper Holdings Limited
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2002 and September 30, 2002

through production, in which case Hochschild would provide all financing through to production.

The vendor of the property received a payment of US$25,000 in October 2000 and thereafter was to receive payments of US$25,000 every six months in March and September until March 2004. Hochschild would be responsible for 68% of these payments, with the company responsible for 32%.

As at July 10, 2001, Hochschild terminated its option to earn the 68% interest. As a result, the company’s interest in San Jeronimo reverted back to 100% effective September 8, 2001.

Effective June 1, 2002, the company and Apex Silver Mines Limited (Apex) entered into an agreement whereby Apex has an option to earn a 70% interest in the property by making US$45,000 in option payments to Western, and making all underlying option and tax payments on the property through March 2005. The underlying option payments total US$1,180,000, of which US$107,500 was received subsequent to the period. Apex can earn an additional 10% if it arranges all funding necessary to bring the property to commercial production.

Penasquito

The company, through its subsidiary Minera Penasquito, S.A. de C.V., signed a Definitive Agreement dated August 24, 2000 with Peruvian miner Hochschild with respect to the Penasquito property located in Zacatecas, Mexico. Under the terms of the agreement, Hochschild had 90 days to confirm its intention to continue to explore the property, and on November 21, 2000, Hochschild confirmed that it intended to proceed to conduct exploration of the Penasquito property and has made a US$500,000 land purchase payment. Under the agreement, Hochschild could earn a 68% interest in Penasquito by making exploration expenditures totalling US$1.75 million over the next three years. As at April 18, 2001, Hochschild terminated its option to earn the 68% interest. As a result, the company’s interest in Penasquito reverted back to 100% effective June 28, 2001.

The company negotiated a deferral of the Penasquito property payments. The new terms require payments of US$621,000 due on July 3, 2002 (paid) and a further US$654,000 due on July 3, 2003.

Ramos

Minera Teck and Minera Western have formed a joint venture, with each having 55% and 45% interest, respectively, by merging their respective land positions adjacent to the El Salvador joint venture area. Minera Teck will contribute its lands to the south, east and west of El Salvador and Minera Western will contribute its interest in the Ramos property to the north. In recognition of Minera Western’s prior expenditures on the Ramos property, Minera Teck will fund the first US$500,000 in exploration on the merged block. Thereafter, funding will be on a Minera Teck 55% - Minera Western 45% basis. Minera Teck and Minera Western will have rights similar to those contained within the Minera Tama Shareholders’ Agreement. The company may elect to have its interest in the project diluted.

Western Copper Holdings Limited
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2002 and September 30, 2002

Effective September 30, 2002, the company elected to dilute its interest in the Ramos joint venture. The participating interest has been reduced to a percentage ranging from 15% to 25% (2001 — 45%).

c)	El Pirul

In June 2000, the company staked four claims covering 1,462 hectares comprising the El Pirul property, located in Zacatecas, Mexico. Pursuant to an agreement entered into during the year with Apex, the El Pirul property was combined with a 4,800 hectare property known as Veta Grande which was held by Apex. Under the agreement, the company will operate a jointly funded US$200,000 exploration program which will be completed in three stages, consisting of data evaluation, geophysics and drilling. Results of each phase of exploration will be reviewed with approval by both parties required to move to the next stage, and if either party elects not to continue to a subsequent stage, all properties will be returned to the original holder.

d)	Naranjo

The company staked 602 hectares in the Naranjo tin district during the fourth quarter of 2000 to cover a number of prospective tin showings in rhyolitic host rocks. No exploration is planned until a number of invalid contiguous claims are declared open for staking.

e)	Almoloya

The company staked claims at the Almoloya silver prospect, about 45 kilometers northeast of Parral, state of Chihuahua, Mexico.

Pursuant to a letter agreement dated May 22, 2002, the company and Anglo American Exploration (Canada) Ltd. (Anglo) have agreed to combine certain properties held by each company into a single joint venture. Certain of the company’s claims which are being added to the joint venture are subject to an underlying option agreement that requires the payment of $300,000 over five years to exercise the option (which will be paid by Anglo), and are subject to a 2% net smelter return royalty capped at US$2 million. Anglo may earn an 80% interest in the joint venture land by spending US$1.75 million over 5 years, including a firm commitment of $50,000 in the first year, followed by an optional commitment of $200,000 in the second year. After Anglo has earned an 80% interest, Anglo has the option to prepare a Bankable Feasibility Study, in which case Anglo will fund all of the company’s costs through to production.

f)	Carmacks Copper Project

The company acquired 50% of the Carmacks Copper Project, which consists of 232 unpatented mineral claims in the Whitehorse Mining district of the Yukon Territory, Canada, in 1989. Pursuant to the purchase agreement, the property vendor is entitled to receive annual advance royalties of $100,000 until the property is placed in production. The advance royalty is due only if the average price of copper for the calendar year exceeds US$1.10 per pound. As the price of copper was below US$1.10 in 2002, 2001 and 2000, no payments have been made for those years. The property vendor has also retained a 15% net profit royalty, or a 3% net smelter royalty, to a maximum of $2.5 million.

Western Copper Holdings Limited
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2002 and September 30, 2002

Under an arrangement dated September 30, 1996, the company acquired the remaining 50% of the Carmacks Copper Project. At the time, the company was in the process of obtaining necessary permits to commence commercial production. This process was discontinued when copper prices fell below the break-even point for the project and copper prices have since remained at levels for which the project is not economic. Accordingly, in the year ended September 30, 2001, the property has been restated to an estimated realizable value of $4,000,000 and deferred acquisition and exploration costs and the deferred gain, totalling $7,902,556, have been written off.

5	Capital stock

Authorized 100,000,000 (2002 - 100,000,000) common shares without par value

Issued

	Number of	Amount
	shares	$

Balance at September 30, 2001	24,143,045	43,118,759
Pursuant to a private placement at $0.70 per share, less $7,007 issuance costs	145,000	94,493
Pursuant to a private placement at $0.78 per share	200,000	156,000
Pursuant to a private placement at $0.65 per share, less $190,570 issuance costs	2,797,038	1,627,504
Pursuant to a private placement at $0.65 per share	460,000	299,000
Pursuant to a private placement at $1.03 per share, less $18,810 issuance costs	342,090	333,543
Pursuant to a private placement at $1.20 per share, less $22,189 issuance costs	407,000	466,211
Pursuant to a private placement at $3.15 per share, less $343,004 issuance costs	1,340,000	3,877,996
Pursuant to the exercise of share purchase warrants	736,375	983,571
Pursuant to the exercise of stock options	413,500	503,500

Balance at September 30, 2002	30,984,048	51,460,577
Pursuant to the exercise of share purchase warrants	599,667	941,309
Pursuant to the exercise of stock options	217,500	425,000
Balance at December 31, 2002	31,801,215	52,826,886

a)	The following summarizes issuance of capital stock during the period ended December 31, 2002:

•	The company received $941,309 from the exercise of 599,667 share purchase warrants at

Western Copper Holdings Limited
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2002 and September 30, 2002

exercise prices ranging from $0.80 to $2.00 per share purchase warrant.

•	The company received $425,000 from the exercise of 217,500 share purchase stock options at exercise prices ranging from $1.00 to $2.00 per share purchase option.

b)	Share purchase warrants

A summary of the company’s warrants at December 31, 2002 and September 30, 2002, and the changes for the period then ended, is presented below:

		Weighted		Weighted
		average		average
		exercise		exercise
	December 31,	price	September 30,	price
	2002		$2002	$

Balance outstanding — Beginning of year	4,350,340	1.80	2,213,332	1.80
Issued	—		3,173,381	1.67
Exercised	(599,667)	1.57	(736,375)	1.34
Cancelled/expired	—	—	(299,998)	2.00

Balance outstanding — End of period	3,750,673	1.84	4,350,340	1.80

Western Copper Holdings Limited
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2002 and September 30, 2002

Share purchase warrants outstanding as of December 31, 2002:

Number of	Exercise price
shares	$	Expiry date

67,500	2.00	January 29, 2003
408,000	2.00	June 30, 2003
250,000	2.00	January 28, 2004
425,000	1.60 or 2.00	July 12, 2003 or July 12, 2004
145,000	1.60 or 2.00	December 31, 2003 or December 31, 2004
1,174,019	0.80 or 1.00	February 23, 2003 or February 23, 2004
46,154	0.80 or 1.00	February 23, 2003 or February 23, 2004
230,000	0.80 or 1.00	April 9, 2003 or April 9, 2004
60,000	1.29 or 1.50	May 6, 2003 or May 6, 2004
141,000	1.50 or 2.00	June 17, 2003 or June 17, 2004
670,000	4.00	July 17, 2004
134,000	3.15	July 17, 2004

3,750,673

c)	Stock options

The company has four stock option plans approved by the Toronto Stock Exchange whereby the company may grant options to its directors, officers, employees and dependent contractors or consultants. The exercise price of each option at granting is equal to or greater than the market price of the company’s stock at the date of grant.

		Weighted		Weighted
		average		average
		exercise		exercise
	December 31,	price	September 30,	price
	2002		$2002	$

Balance outstanding — Beginning of year	4,111,500	1.68	2,595,000	1.98
Granted	275,000	3.16	2,225,000	1.28
Exercised	(217,500)	1.95	(413,500)	1.22
Cancelled/expired	—	—	(295,000)	2.00

Balance outstanding and exercisable — End of year	4,169,000	1.76	4,111,500	1.68

During the year ended September 30, 2000, all of the stock options outstanding with an exercise price greater than $2.00 were re-priced to $2.00.

Western Copper Holdings Limited
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2002 and September 30, 2002

Share purchase stock options outstanding as of December 31, 2002:

Number of	Exercise price
shares	$	Expiry date

150,000	2.00	February 1, 2003
520,000	2.00	April 16, 2003
50,000	2.00	June 15, 2003
50,000	2.00	August 1, 2003
110,000	2.00	November 10, 2003
580,000	2.00	March 26, 2004
25,000	2.00	April 23, 2004
87,500	2.00	June 28, 2004
25,000	2.00	August 20, 2004
130,000	2.00	October 27, 2005
150,000	2.00	November 7, 2005
100,000	2.00	February 1, 2006
200,000	1.50	October 15, 2006
100,000	2.00	October 22, 2006
1,211,500	1.00	March 20, 2007
300,000	1.50	May 7, 2007
130,000	3.15	September 17, 2007
250,000	3.28	December 9, 2007

4,169,000

Pursuant to the new CICA policy of accounting for stock based compensation, compensation expense on stock options granted to directors and employees is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions as at December 31, 2002:

Risk-free interest rate	4.80%
Expected dividend yield	—
Expected stock price volatility	75%
Expected option life in years	3.5

Western Copper Holdings Limited
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2002 and September 30, 2002

The pro forma effect on net loss and loss per share for the period ended December 31, 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

Net loss for the period
Reported	$(253,864)
Compensation expense	(456,974)

Pro forma	$(710,838)

Basic and diluted loss per share
Reported	$(0.008)
Pro forma	$(0.023)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

6	Related party transactions

a)	Included in accounts payable and accrued liabilities at December 31, 2002 and September 30, 2002 are:

i)	$36,158 (2002 — $6,717) owing to companies/proprietorships controlled by directors and officers of the company.

b)	Included in accounts receivable is $147,201 (2002 — $23,063) owed by companies with common directors.

c)	During the period ended December 31, 2002 with comparatives for the year end September 30, 2002, the company incurred:

i)	$18,000 (2002 — $72,000) in charges for administrative services and rent from a company controlled by a director;

i)	$Nil (2002 — $4,115) in legal expenses from a legal firm in which a director practises as a partner; and

ii)	fees totalling $68,049 (2002 — $318,835) for financial, corporate, exploration and engineering consulting from directors and officers, and companies controlled by directors and officers of the company.

Western Copper Holdings Limited
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2002 and September 30, 2002

d)	All other related party transactions are disclosed elsewhere in these consolidated financial statements.

7	Income taxes

As at September 30, 2002, the company has accumulated non-capital losses available for carryforward of approximately $1,950,000, which will expire between 2003 to 2009. The company also has available Canadian and foreign Exploration and Development Expenditures of approximately $8,600,000, which are available for reduction of future taxable income. In addition, the company’s Mexican subsidiaries have accumulated tax balances that may give rise to future tax benefits. No future tax benefit has been recognized in the accounts for these losses or accumulated tax balances.

a)	The recovery of income taxes shown in the consolidated statements of loss and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	Period ended	Year ended
	December 31,	September 30,
	2002	2002
	$	$

Statutory tax rate	39.62%	39.62%

Loss for the period	(253,864)	(510,360)

Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates	(100,581)	(202,205)
Non-deductible differences	1,814	668
Difference between Canadian and foreign tax rates	—	954
Losses for which no income tax benefit has been recognized	98,767	200,583

	—	—

b)	The significant components of the company’s future tax assets are as follows:

	December 31,	September 30,
	2002	2002
	$	$

Future income tax assets
Mineral property interests	1,658,555	1,658,555
Operating loss carryforward	949,990	696,126
Non-capital losses	13,540	13,540

Benefit from losses	2,622,085	2,368,221
Valuation allowance for future tax assets	(2,622,085)	(2,368,221)

	—	—

Western Copper Holdings Limited
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2002 and September 30, 2002

The realization of income benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

8	Segmented information

Industry information

The company operates in one reportable operating segment, being the acquisition and development of resource properties.

Geographic information

Revenues from operations in the period ended December 31, 2002 and the year ended September 30, 2002 were derived from interest income, which was earned in Canada.

The company’s non-current assets by geographic locations are as follows:

	December 31,	September 30,
	2002	2002
	$	$

Canada	4,269,336	4,269,472
Mexico	31,030,930	29,985,709

	35,300,266	34,255,181

9	Financial instruments

a)	Fair value

The fair values of cash and cash equivalents, accounts receivable and prepaid expense, restricted cash and securities, exploration commitments and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

The fair market value of the company’s long-term investment will fluctuate with market prices. The fair market value of the long-term investment is less than cost by $177,184 at December 31, 2002 (September 30, 2002 — $177,184 less than cost). The company is exposed to a risk of loss if the market price of the investments falls below cost.

b)	Foreign exchange risk

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Western Copper Holdings Limited
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2002 and September 30, 2002

10	Shareholder rights plan

During the year ended September 30, 1998, the company adopted a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the company’s shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company.

Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholders of the company, other than the Bidder, to purchase, for $100, common shares of the company having a market value of $200.

11	Subsequent events

Subsequent to the first quarter ended December 31, 2002, the company received $486,606 from the exercise of 515,662 share purchase warrants at exercise prices ranging from $0.65 to $2.00 per share purchase warrant.

Subsequent to the first quarter ended December 31, 2002, the company received $786,000 from the exercise of 426,000 share purchase stock options at exercise prices ranging from $1.00 to $2.00 per share purchase stock option.